UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS

CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	www.minefinders.com

N E W S R E L E A S E

Drill results are promising at Minefinders’ Real Viejo Project, Northern Sonora, Mexico

December 6, 2007 - Vancouver, British Columbia - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports that final assays have been received from the 2007 drill program completed on its 100% owned Real Viejo prospect, located in northern Sonora, Mexico. The program encountered highly encouraging silver and base metal mineralization, expanded the known resource within the project area, and significantly increased the overall potential of the project.

The 2007 drill program at Real Viejo consisted of six reverse-circulation drill holes totaling 577.6 metres, directed at testing a new area of concealed mineralization, located more than 100 metres south of the main historical workings at Real Viejo. The three easternmost drill holes encountered shallow, widespread mineralization, including 15.2 metres of 232.9 grams per tonne (g/t) silver (50 feet of 6.79 ounces per ton (oz/t) silver) with 1.01% lead and 0.40% zinc, 35.1 metres of 63.2 g/t silver (115 feet of 1.84 oz/t silver) with 1.75% lead and 0.83% zinc, and 42.7 metres of 69.7 g/t silver (140 feet of 2.03 oz/t silver) with 0.43% lead and 0.27% zinc. Highest grade intervals were central to the wider intercepts and included 333.5 g/t silver over 3.05 metres (9.73 oz/t over 10 feet) with 6.3% lead and 2.54% zinc, and 1,060 g/t silver over 1.52 metres (30.9 oz/t over 5 feet) with 4.7% lead and 0.57% zinc.

The 2007 program was designed to follow up on a mineralized intercept encountered in stepout hole RV-05-16C completed during the 2005 drill program at Real Viejo. This hole intercepted 26.7 metres of concealed mineralization that averaged 71.8 g/t silver from 14.3 metres to 41.0 metres of depth (2.09 oz/t silver over 87.6 feet), as reported in Minefinders news release dated February 8, 2006. Drill tests in 2007 were spread over 350 metres in an east-west line along the southern extent of the arroyo that separates the northern workings from the rest of the project (see plan map on the Company’s website). The strongest mineralization was found beneath altered tuffs containing low-temperature stockworks exhibiting only moderately elevated lead and zinc geochemistry with minor silver. This alteration style, with anomalous base-metal geochemistry, extends over a wide area south of the arroyo.

The 2007 drill program at Real Viejo was part of a larger drill program on the Company’s northern Sonora properties. In order to consolidate potential silver and gold targets, the Company has staked and received title to more than 28,000 hectares (108 square miles) of mineral rights within this highly-prospective region of Mexico. Drilling has continued and is ongoing at the Company’s Planchas de Plata silver project located approximately ten kilometres to the southeast of Real Viejo. Drill results from this property are still outstanding and will be reported as available in a separate news release.

Assay summary results from the Real Viejo program are reported in Table 1 below:

Table 1:	Summary Assay Results – 2007 Real Viejo Drill Program
Drill hole	Inclination	From metres	To metres	Width (m)	Width (ft)	Silver (g/t)	Silver (oz/t	Pb %	Zn %	Combined Pb+Zn%

RV05-16C*	-45	14.3	41.0	26.7	88	71.08	2.09	0.48	0.47	0.95

RV07-22	-43	15.2	18.3	3.1	10	25.6	0.75	0.24	0.33	0.57

RV07-23	-45	0	9.1	9.1	30	60.1	1.75	0.39	0.47	0.86
including		4.6	6.1	1.5	5	152.0	4.43	0.27	0.64	0.91

RV07-24	-47	3.1	7.6	4.6	15	29.0	0.85	0.11	0.18	0.29

RV07-25	-43	19.8	62.5	42.7	140	69.7	2.03	0.43	0.27	0.70
including		39.6	41.2	1.6	5	168.0	4.90	1.39	0.20	1.59
including		53.3	56.4	3.1	10	197.0	5.75	0.45	0.24	0.69
and		77.7	93.0**	15.2	50	20.6	0.60	1.36	.75	2.11
including		77.7	80.8	3.1	10	71.1	5.27	5.27	.95	6.22

RV07-26	-54	39.6	74.7	35.1	115	63.2	1.84	1.75	0.83	2.58
including		39.6	56.4	16.8	55	100.2	2.92	2.54	0.75	3.29
including		51.8	54.9	3.1	10	333.5	9.73	6.28	2.54	8.82
including		64.0	70.1	6.1	20	54.4	1.59	1.8	1.65	3.45

RV07-27	-44	50.3	65.5	15.2	50	232.9	6.79	1.01	0.40	1.41
including		53.3	62.5	9.1	30	337.4	9.84	1.44	0.53	1.97
including		53.3	54.9	1.5	5	1060.0	30.92	4.69	0.57	5.26
* drill intercept cored during previous program	** bottom of hole

The 2007 drill program successfully extended the project’s mineralized potential over 300 metres of strike length beneath a covered target area. Whereas previous surface sampling suggested the presence of lead and zinc in altered and stockwork veined rocks south of the arroyo, little silver was indicated in outcrop. The widespread shallow zones of silver and base metals encountered in drilling suggest potential for bulk mining. Alternatively, the high grade silver/base-metal intercepts central to these wider zones appear to be of sufficient grade and thicknesses to support underground mining, provided that a reasonable amount of continuity can be demonstrated with additional deep drilling.

Additional drill testing is planned for early 2008, to further define the geometry, down-dip and lateral continuity, and grades of the concealed mineralization. The higher concentrations of silver and base metals and intensity of alteration suggest the system may be strengthening to the south. The Company has begun to plan additional drill roads and will file permits by year end to continue exploration and advancement of the property through 2008.

Quality Control and Assurance

Drill samples, weighing between 10 kilograms and 20 kilograms each, were collected and transported from the Real Viejo site for assay by ALS-Chemex Labs of Vancouver, B.C. Standards are inserted into the sample stream for quality control and a duplicate sample is maintained at the project site for check assay and metallurgical testing. Reverse-circulation drilling was conducted by Tiger Drilling based in Hermosillo, Sonora.

All analyses reported are multi-acid digestion with AA analyses or fire assay analyses for silver, completed by Chemex Labs of Vancouver, B.C. Chip samples from the drill program were all obtained by reverse-circulation recovery methods from five foot (1.5 metre) intervals and were representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex).

Drill intersections in this news release are down-the-hole lengths and may not represent the true width of mineralization. Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Company’s projects and is responsible for the contents of this news release.

About Minefinders

Minefinders is a precious metals mining and exploration company. The Company is in the final stages of building the multi-million ounce Dolores gold and silver mine in Chihuahua, Mexico. The mine is expected to have a 15-year life as an open pit mine with additional potential as a high-grade underground mine in the future. An updated study on mine economics, incorporating new reserves and mine schedule with current operating cost and relevant gold and silver prices is expected to be completed before year end and will be reported when finalized. The Company continues its exploration efforts, on several other prospective projects in Mexico, to build a quality pipeline of precious metals projects for future growth.

MINEFINDERS CORPORATION LTD.

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the timing of the commencement and completion of the construction of, and the commencement of production from, the Dolores mine, the anticipated costs related to the Dolores mine, the adequacy of the capital and anticipated expenditures for working capital and exploration, and other statements that are based on the estimates, projections and expectations of management are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263,

mike@minefinders.com

Company website: www.minefinders.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date December 16, 2007
By: /s/ Mark H. Bailey Mark H. Bailey, President and Chief Executive Officer